 ORIGINAL ELECTRONICALLY TRANSMITTED TO THE SECURITIES AND EXCHANGE COMMISSION
                            ON JANUARY 5, 1995

                                                  REGISTRATION NO. 33-55471
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- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                          THE PROCTER & GAMBLE COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                  OHIO                                 31-0411980
    (STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)

                               ----------------

                           ONE PROCTER & GAMBLE PLAZA
                             CINCINNATI, OHIO 45202
                                 (513) 983-1100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                                TERRY L. OVERBEY
                                   SECRETARY
                          THE PROCTER & GAMBLE COMPANY
                           ONE PROCTER & GAMBLE PLAZA
                             CINCINNATI, OHIO 45202
                                 (513) 983-4463
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPIES TO:
         CHRIS B. WALTHER, ESQ.                 VALERIE FORD JACOB, ESQ.
      THE PROCTER & GAMBLE COMPANY          FRIED, FRANK, HARRIS, SHRIVER &
       ONE PROCTER & GAMBLE PLAZA                       JACOBSON
         CINCINNATI, OHIO 45202                    ONE NEW YORK PLAZA
             (513) 983-2513                     NEW YORK, NEW YORK 10004
                                                     (212) 820-8000
                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined in light of market conditions.

                               ----------------

  If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                               ----------------

  Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement contains a combined prospectus that also relates to Registration Statement No. 33-48835 on Form S-3 previously filed by the Registrant and declared effective on July 20, 1992 as amended by Post-Effective Amendment No. 1 previously filed by the Registrant and declared effective on September 29, 1992.

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


                SUBJECT TO COMPLETION DATED JANUARY 5, 1995

                          THE PROCTER & GAMBLE COMPANY

                          DEBT SECURITIES AND WARRANTS

                                  -----------

  The Company may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series and Warrants to purchase Debt Securities or to buy and sell government debt securities, foreign currencies, currency units or units of a currency index or currency basket, units of a stock index or stock basket or a commodity or a commodity index from which the Company will receive proceeds of up to an aggregate of $525,000,000 (or the equivalent in foreign currency or currency units). The Debt Securities and Warrants may be offered independently or together for sale directly to purchasers or through dealers, underwriters or agents to be designated. The Debt Securities and Warrants will be offered to the public on terms determined by market conditions. The Debt Securities and Warrants may be sold for U.S. dollars, foreign currency or currency units and the principal and any premium and interest on the Debt Securities may likewise be payable in U.S. dollars or, at the option of the Company if so specified in the applicable Prospectus Supplement, in any other foreign currency or currency units, including composite currencies such as the European Currency Unit.

  The specific designation, aggregate principal amount, purchase price, maturity, rate (or manner of calculation thereof) and time of payment of interest, if any, any listing on a securities exchange and other specific terms not set forth herein of the Debt Securities in respect of which this Prospectus is being delivered, the duration, purchase price, exercise price, detachability and any other specific terms not set forth herein of any Warrants in respect of which this Prospectus is being delivered, and the names of any underwriters, dealers or agents, and the other terms and manner of the sale and distribution of such Debt Securities and Warrants, are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement"). See "Description of Debt Securities", "Description of Warrants" and "Plan of Distribution".

  As used from time to time herein, the term "Securities" means the Debt Securities and the Warrants.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------


                 The date of this Prospectus is         , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 36 East 4th Street, Suite 906, Cincinnati, Ohio 45202.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 1-434) pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (which incorporates by reference portions of the Company's definitive Proxy Statement dated September 2, 1994 for the Company's Annual Meeting of Stockholders held on October 11, 1994 and portions of its 1994 Annual Report to Stockholders for the year ended June 30, 1994).


    2. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Linda D. Rohrer, Assistant Secretary, The Procter & Gamble Company, at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, telephone: (513) 983-8697.

                                  THE COMPANY

  The Procter & Gamble Company (the "Company") is primarily a manufacturer and distributor of household products. Its products are sold throughout the United States and abroad. The Company is a corporation that was incorporated under the laws of Ohio in 1905 and was the outgrowth of a business founded in 1837 by William Procter and James Gamble. Unless the context otherwise requires, all references to the Company are to The Procter & Gamble Company and its consolidated subsidiaries.

  The Company's operations fall within four business segments: Laundry and Cleaning Products, Personal Care Products, Food and Beverage Products and Pulp and Chemicals. Laundry and Cleaning Products include detergents, hard surface cleaners and fabric conditioners. Personal Care Products include personal cleansing products, deodorants, hair care products, skin care products, cosmetics, oral care products, paper tissue products, disposable diapers, digestive health products, respiratory care products and other pharmaceuticals. Sales of disposable diapers represented approximately 15%, 15% and 16% of the Company's consolidated sales in each of the fiscal years ended June 30, 1994, 1993 and 1992, respectively. Food and Beverage Products include shortening and oil, snacks, prepared baking mixes, peanut butter, coffee and juice products. Products of the Laundry and Cleaning, Personal Care and Food and Beverage Products segments are distributed primarily through grocery stores and other retail outlets. Pulp and Chemicals are sold direct to customers and through jobbers. Net sales of Pulp and Chemicals include intersegment sales amounting, in millions, to $146 in 1994, $309 in 1993 and $449 in 1992.

  Among the well-known names under which the Company's products are sold are:
Ace, Always, Ariel, Attends, Bold, Bounce, Bounty, Camay, Cascade, Charmin, Cheer, Cover Girl, Crest, Crisco, Dash, Dawn, Downy, Duncan Hines, Era, Fairy, Flash, Folgers, Gain, Hawaiian Punch, Head & Shoulders, Ivory, Jif, Lenor, Luvs, Max Factor, Mr. Proper, Olay, Old Spice, Pampers, Pantene, Pert, Pringles, Punica, Rejoice, Safeguard, Scope, Secret, Sunny Delight, Tide, Vicks, Vidal Sassoon, Whisper and Zest.

  International operations, which represented approximately 53% of the Company's net sales for the fiscal year ended June 30, 1994, are conducted through self-contained subsidiaries and consist to a very large degree of manufacturing and marketing household products in Europe and Canada and parts of Latin America, Asia and Africa. No individual country other than the United States accounts for 10% of consolidated sales or assets.

  At June 30, 1994, the Company owned and operated manufacturing facilities at 45 locations in 22 states in the United States. In addition, it owned and operated 89 manufacturing facilities in 39 other countries.

  The Company's principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and its telephone number is (513) 983-1100.

                                USE OF PROCEEDS

  Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds from the issuance of the Debt Securities and Warrants offered hereby will be used for general corporate purposes.

                         SUMMARY FINANCIAL INFORMATION

  The following summary financial information for the years ended June 30, 1993 and 1994 has been derived from the Company's consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended June 30, 1994. See "Incorporation of Certain Documents by Reference". The summary financial information for the years ended June 30, 1990, 1991 and 1992 has been derived from the Company's consolidated financial statements contained in its Annual Reports to Shareholders for the years 1991 and 1992. Per share amounts and number of shares have been adjusted for the two-for-one stock split of the Company's common stock, effective May 15, 1992.

                                     YEARS ENDED JUNE 30,
                            -------------------------------------------
                             1990    1991    1992    1993        1994
                            ------- ------- ------- -------     -------
                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net sales.................  $24,081 $27,026 $29,362 $30,433     $30,296
Cost of products sold.....   14,658  16,081  17,324  17,683      17,355
Earnings before income
 taxes and prior years'
 effect of accounting
 changes..................    2,421   2,687   2,885     349(1)    3,346
Income taxes..............      819     914   1,013      80       1,135
Net earnings before prior
 years' effect of
 accounting changes.......    1,602   1,773   1,872     269(1)    2,211
Prior years' effect of
 accounting changes.......      --      --      --     (925)        --
Net earnings/(loss).......    1,602   1,773   1,872    (656)(1)   2,211
Net earnings per common
 share before prior years'
 effect of accounting
 changes..................  $  2.25 $  2.46 $  2.62 $   .25(1)  $  3.09
Net earnings/(loss) per
 common share.............  $  2.25 $  2.46 $  2.62 $ (1.11)(1) $  3.09
Net earnings/(loss) per
 common share assuming
 full dilution............  $  2.13 $  2.31 $  2.45 $  (.96)(1) $  2.91
Average shares outstanding
 (in millions)............    692.1   689.5   677.4   680.4       683.1
Ratio of earnings to fixed
 charges(2)...............      6.0     6.8     5.7     1.4         6.6
FINANCIAL POSITION
 (AT PERIOD END):
Working capital...........  $ 2,227 $ 1,702 $ 1,724 $ 1,688     $ 1,948
Total assets..............   18,487  20,468  24,025  24,935      25,535
Long-term debt............    3,588   4,111   5,223   5,174       4,980
Shareholders' equity......    7,518   7,736   9,071   7,441       8,832

- --------
(1)Includes charges of $2,402 million for manufacturing consolidations and organizational restructuring and $303 million related to the divestiture of the 100% juice business. The after-tax effect of these provisions is $1,746 million, or $2.57 per share.

(2)Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of 20% to 50% owned affiliates. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

YEAR ENDED JUNE 30, 1994 COMPARED TO THE YEAR ENDED JUNE 30, 1993

  Worldwide net earnings were $2,211 million including a $102 million after-tax charge for writing off the option portion of two interest rate swap contracts. In the previous year, an after-tax loss of $656 million was recorded due to two unusual items: restructuring reserves totaling $1,746 million after-tax, and the prior years' effects of two accounting changes amounting to $925 million. Excluding these unusual items in both years, net earnings would have been $2,313 million in 1994, up 15% over earnings of $2,015 million in the previous year. Foreign exchange rates reduced net earnings by less than 3%.

  Net sales for the year just ended were $30.3 billion, about even with sales of $30.4 billion in the previous year. Growth in unit volume increased net sales by 5%. This increase was offset by less favorable foreign exchange rates, 4%, and the divestiture of our pulp and 100% juice businesses and lower selling prices, 1%.

  Excluding acquisitions and divestitures, worldwide unit volumes were up 5%, 4% in the United States and 7% in International. Including acquisitions and divestitures, worldwide unit volume would be up 5%, with U.S. up 1% and International up 10%.

  Cost of products sold as a percentage of net sales was 57.3%, which compares with 58.1% for the preceding year. Restructuring savings contributed .2% of this .8% decline as plant sourcing savings from lower depreciation and enrollment reductions are just beginning to be realized.

  Marketing, administrative and other operating expenses were 30.9% of sales, down from 31.5% in the previous year which can entirely be ascribed to restructuring savings, primarily from enrollment reductions.

  Operating income, excluding restructuring reserves in the prior year, was up 13%, and pretax operating margins were 11.8% compared to 10.4% a year ago.

  Interest expenses decreased $70 million from the previous year due to lower borrowing rates and lower debt outstanding. Other income/expense, net decreased $197 million from the prior year reflecting the $157 million loss on two interest swaps this past year and $41 million one-time profit in the previous year from the sale of businesses.

  The effective tax rate was 33.9% for 1994, which compares with 22.9% for 1993. The 1993 restructuring reserve reduced pre-tax earnings significantly and accentuated the percent impact of certain cost elements not tax affected at the 34% U.S. statutory rate. Excluding the restructuring reserve, the 1993 effective tax rate would have been 34.0%.

  In the following year-to-year comparison of geographic and business segments, the previous year's earnings have been adjusted upward to exclude the cost impact of the restructuring reserves and all volume comparisons exclude the impact of acquisitions and divestitures to more comparably present on-going results of the year just ended with those of the prior year.

  In the United States, after-tax earnings were up 9% versus the previous year. Net profit margins improved to a record 11.3% with restructuring benefits and other cost improvements contributing to the increase over the previous year's 10.1% margin. Unit volume increased 4%, while net sales declined 2%, primarily due to the divestiture of the pulp and 100% juice businesses and, to a lesser degree, lower pricing.

  Total International after-tax earnings were up 15% over the previous year's results with net profit margins improving by 14%, from 4.2% to 4.8%. International unit volume increased 7%, and net sales were up just 1% from the prior year due primarily to the impact of exchange rates.

  Net earnings in Europe were up 24% on a unit volume gain of 5% primarily due to lower product cost. Net sales were down 6% due to exchange rates. Excluding exchange effects, sales in Europe would have been up 5%. In the balance of International, net earnings were up 6% on a unit volume increase of 9%. Net sales were up 11%.

  Worldwide laundry and cleaning products pre-tax earnings were up 6% on unit volume growth of 3%, primarily in the U.S. Unit shipment increases in the global laundry and fabric conditioner categories accounted for the largest increases in unit volumes shipped, while hard surface cleaners led the U.S. in the percentage increase of units shipped. Net sales were down 3% due to exchange rate effects and lower pricing.

  Personal Care earnings were up 18% on an 8% unit volume increase. The global hair care business contributed about 50% of this unit volume growth largely due to the growth of Pantene Pro-V and Vidal Sassoon. The Personal Care net sales increase of 2% was depressed by the impact of exchange rates and lower pricing.

  Food and Beverage earnings were up 45% to a record $371 million, importantly due to the full year effect of the 100% juice divestiture in fiscal 1993. The profit margin was 11%, in line with the Company average. Unit volume was up 1% due largely to the growth of Sunny Delight juice in the U.S. and Pringles worldwide.

  The recent crop freezes in Brazil will reduce the supply of coffee which has resulted in higher green coffee bean prices. The freeze did not negatively impact earnings in the year just ended. However, higher selling prices could contract the size of the coffee market in 1994/95 and beyond. Although this could negatively impact coffee profits, the effect is not expected to be material to the Company's earnings.

  Pulp and Chemicals earnings and sales declined substantially due to the sale of all but the timberland portion of our pulp business. This resulted in a total decline of $38 million in earnings and $422 million in sales. The sale of the timberlands was concluded in July 1994.

  The $163 million decline in pre-tax earnings in the Corporate segment is primarily due to the previously discussed $157 million pre-tax loss from closing the option portion of two interest rate swaps.

                         DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

  The Offered Debt Securities are to be issued under an Indenture, dated as of September 28, 1992 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indenture are capitalized herein.

GENERAL

  The Debt Securities will be unsecured obligations of the Company.

  The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

  Reference is made to the Prospectus Supplement relating to the Offered Debt Securities for the following terms, where applicable, of the Offered Debt
Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, and the date or dates from which such interest will accrue; (5) the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates; (6) any mandatory or optional sinking fund or analogous provisions; (7) the price at which, the periods within which, and the terms and conditions upon which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company;
(8) the terms and conditions upon which the Offered Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional); (9) the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof; (10) the right of the Company to defease the Offered Debt Securities or certain restrictive covenants and certain Events of Default under the Indenture; (11) if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the Offered Debt Securities (and federal income tax consequences and other special considerations applicable to any such Offered Debt Securities denominated in a currency or currencies other than United States dollars); (12) any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the Offered Debt Securities; (13) if the Offered Debt Securities will be issuable only in the form of a Global Security as described under "Book-Entry Debt Securities", the Depository or its nominee with respect to the Offered Debt Securities and the circumstances under which the Global Security may be registered for transfer or exchange in the name of a Person other than the Depository or its nominee; and (14) any other terms of the Offered Debt Securities. (Section 301)

  Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, principal of and premium, if any, and interest, if any, on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the office of the Trustee at 14 Wall Street, 8th Floor, New York, New York 10005, provided that, at the option of the Company, payment of interest may be made by: (1) wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the Trustee from any Holder of Debt Securities; (2) any similar manner that such Holder may designate in writing to the Trustee; or (3) by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002) Any payment of principal and premium, if any, and interest, if any, required to be made on an Interest Payment Date, Redemption Date or at Maturity which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date or at Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Maturity. (Section 113)

  Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section 302) No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from their stated principal amount. In addition, under Treasury Regulations it is possible that Debt Securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to Debt Securities and Warrants which are considered to be issued as "investment units". Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other Debt Securities treated as issued at an original issue discount) and to "investment units" will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

BOOK-ENTRY DEBT SECURITIES

  The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depository or its nominee identified in the Prospectus Supplement relating to the Offered Debt Securities. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depository for such Global Security to a nominee of such Depository and except in the circumstances described in the Prospectus Supplement relating to the Offered Debt Securities. (Sections 204 and 305)

RESTRICTIVE COVENANTS

 RESTRICTIONS ON SECURED DEBT

  If the Company or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, the Company will secure, or cause such Domestic Subsidiary to secure, the Debt Securities then outstanding equally and ratably with (or prior to) such Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of the Consolidated Net Tangible Assets of the Company and its consolidated subsidiaries. The restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary, (b) Mortgages in favor of the Company or a Domestic Subsidiary, (c) Mortgages in favor of U.S. governmental bodies to secure progress or advance payments, (d) Mortgages on property, shares of stock or debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money Mortgages and construction cost Mortgages and
(e) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive. (Section 1004) The Indenture does not restrict the incurrence of unsecured debt by the Company or its subsidiaries.

 RESTRICTIONS ON SALES AND LEASEBACKS

  Neither the Company nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property, the completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless (a) the Company or such Domestic Subsidiary could incur a lien on such property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities then outstanding or (b) the Company, within 120 days, applies to the retirement of its Funded Debt an amount not less than the greater of (i) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (ii) the fair value of the Principal Domestic Manufacturing Property so leased (subject to credits for certain voluntary retirements of Funded Debt). This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Domestic Subsidiary or between Domestic Subsidiaries or (b) involving the taking back of a lease for a period of less than three years. (Section 1005)

 CERTAIN DEFINITIONS

  The term "Attributable Debt" means the total net amount of rent (discounted at 10% per annum compounded annually) required to be paid during the remaining term of any lease. (Section 101)

  The term "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles. (Section 101)

  The term "Domestic Subsidiary" means a subsidiary of the Company except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing the operations of the Company and its subsidiaries outside the United States. (Section 101)

  The term "Funded Debt" means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount thereof.

  The term "Principal Domestic Manufacturing Property" means any facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing or processing, located in the United States, owned or leased by the Company or a subsidiary of the Company and having a gross book value in excess of 3/4 of 1% of Consolidated Net Tangible Assets, other than any such facility or portion thereof (i) which is a pollution control or other facility financed by obligations issued by a State or local governmental unit pursuant to Section 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (ii) which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its subsidiaries as an entirety. (Section 101)

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

  Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

  The Company will furnish to the Trustee annually a certificate as to compliance by the Company with all conditions and covenants under the Indenture. (Section 1007)

DEFEASANCE

  The Prospectus Supplement will state if any defeasance provision will apply to the Offered Debt Securities.

 DEFEASANCE AND DISCHARGE

  The Indenture provides that, if applicable, the Company will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that the Debt Securities of such series, if then listed on the New York Stock Exchange, Inc., will not be delisted as a result of such deposit, defeasance and discharge. (Section 403)

 DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

  The Indenture provides that, if applicable, the Company may omit to comply with certain restrictive covenants in Sections 1004 (Limitation on Liens) and 1005 (Limitation on Sales and Leasebacks), and Section 501(4) (described in clause (d) under "Events of Default") with respect to Sections 1004 and 1005 shall not be deemed to be an Event of Default under the Indenture and the Debt Securities of any series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. The obligations of the Company under the Indenture and the Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that (i) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, and (ii) the Debt Securities of such series, if then listed on the New York Stock Exchange, Inc., will not be delisted as a result of such deposit and defeasance. (Section 1006)

 DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

  In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default", the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or the premium, if any, or interest, if any, on, any Debt Security,
(c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

  The Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate or merge with or into, or transfer or lease its assets as an entirety to, any Person, provided that (i) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing (provided that a transaction will only be deemed to be in violation of this condition (ii) as to any series of Debt Securities as to which such Event of Default or such event shall have occurred and be continuing), and (iii) certain other conditions are met. (Article Eight)

REGARDING THE TRUSTEE

  The First National Bank of Chicago is the Trustee under the Indenture. The First National Bank of Chicago is also a depositary of the Company and has performed other services for the Company and its subsidiaries in the normal course of its business.

                            DESCRIPTION OF WARRANTS

  The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement (the "Offered Warrants") and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Offered Warrants.

  The Company may issue Warrants for the purchase of Debt Securities, Warrants to buy or sell debt securities of or guaranteed by the United States ("Government Debt Securities"), Warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket, Warrants to buy or sell units of a stock index or stock basket and Warrants to buy and sell a commodity or a commodity index. Warrants may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Warrants will be settled either through physical delivery or through payment of a cash settlement value as set forth herein and in any applicable Prospectus Supplement. The Offered Warrants will be issued under a Warrant Agreement to be entered into between the Company and a bank or trust company, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. The following summaries of certain provisions of the forms of Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to the provisions of the forms of Warrant Agreement (including the forms of Warrant Certificates), copies of which are filed as an exhibit to the Registration Statement.

GENERAL

  The Prospectus Supplement will describe the following terms of the Offered Warrants (to the extent such terms are applicable to such Warrants): (i) the offering price; (ii) the currency, currency unit, currency index or currency basket based on or relating to currencies (including ECU) for which Warrants may be purchased; (iii) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (iv) whether the Warrant Certificates will be issuable in definitive registered form or global form or both; (v) federal income tax consequences; (vi) whether the Warrant is for Debt Securities, Government Debt Securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets, commodities, commodity indices or such other index or reference as therein described; and (vii) any other terms of the Warrants, including any terms which may be required or advisable under United States laws or regulations.

  If the Offered Warrants are to purchase Debt Securities, the Prospectus Supplement will also describe (a) the designation, aggregate principal amount, currency, currency unit or currency basket of denomination and other terms of the Debt Securities purchasable upon exercise of the Offered Warrants; (b) the designation and terms of the Debt Securities with which the Offered Warrants are issued and the number of Offered Warrants issued with each such Debt Security; (c) the date on and after which the Offered Warrants and the related Debt Securities will be separately transferable; and (d) the principal amount of Debt Securities purchasable upon exercise of one Offered Warrant and the price at which and currency, currency unit or currency basket in which such principal amount of Debt Securities may be purchased upon such exercise.

  If the Offered Warrants are to buy or sell Government Debt Securities or a foreign currency, currency unit, currency index or currency basket, such Offered Warrants will be listed on a national securities exchange and the Prospectus Supplement will describe the amount and designation of the Government Debt Securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each Offered Warrant, whether such Offered Warrants provide for cash settlement or delivery of the Government Debt Securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and the national securities exchange on which the Offered Warrants will be listed.

  If the Offered Warrants are Offered Warrants on a stock index or a stock basket, such Offered Warrants will provide for payment of an amount in cash determined by reference to increases or decreases in such stock index or stock basket and will be listed on a national securities exchange, and the Prospectus Supplement will describe the terms of the Offered Warrants, the stock index or stock basket covered by the Offered Warrants and the market to which such stock index or stock basket relates, and the national securities exchange on which the Offered Warrants will be listed.

  If the Offered Warrants are Offered Warrants on a commodity or commodity index, such Offered Warrants will provide for cash settlement or delivery of the particular commodity or commodities and such Offered Warrants will be listed on a national securities exchange. The Prospectus Supplement will describe the terms of the Offered Warrants, the commodity or commodity index covered by the Offered Warrants and the market, if any, to which such commodity or commodity index relates and the national securities exchange on which the Warrants will be listed.

  Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Warrants to buy or sell Government Debt Securities or a foreign currency, currency unit, currency index or currency basket, and Warrants on stock indices or stock baskets or on commodities or commodity indices, may be issued in the form of a single Global Warrant Certificate, registered in the name of the nominee of the depository of the Warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by the Company, for interests in a Global Warrant Certificate, as set forth in the applicable Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants to purchase Debt Securities will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture.

EXERCISE OF WARRANTS

  Each Warrant will entitle the holder to purchase such principal amount of Debt Securities or buy or sell such amount of Government Debt Securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at such exercise price, or receive such settlement value in respect of such amount of Government Debt Securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index, as shall in each case be set forth in or calculable from, the Prospectus Supplement relating to the Warrants or as otherwise set forth in the Prospectus Supplement. Warrants may be exercised at any time up to 3:00 P.M. New York time on the date set forth in the Prospectus Supplement relating to such Warrants or as may be otherwise set forth in the Prospectus Supplement. After such time on that date (or such later date to which such date may be extended by the Company), unexercised Warrants will become void.

  Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the Warrant Certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities, or (except in the case of Warrants providing for cash settlement) payment for or delivery of the Government Debt Securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon such exercise. Warrants will be deemed to have been exercised upon receipt of such Warrant Certificate and any such payment, if applicable, at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement and the Company will, as soon as practicable thereafter, issue and deliver the Debt Securities purchasable upon such exercise, or buy or sell such Government Debt Securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of such Warrants. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of the Warrants.

                              PLAN OF DISTRIBUTION

  The Company may sell Debt Securities and Warrants to or through underwriters, and also may sell Debt Securities and Warrants directly to other purchasers or through agents. Such underwriters may also act as agents.

  The distribution of the Debt Securities and Warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Debt Securities and Warrants, if any, underwriters may receive compensation from the Company or from purchasers of Debt Securities and Warrants, if any, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities and Warrants, if any, to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities and Warrants, if any, may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities and Warrants, if any, by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities and Warrants, if any, may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities and Warrants, if any, from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities and Offered Warrants, if any, shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

  Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities and Offered Warrants, if any, the validity of Offered Debt Securities and Offered Warrants, if any, will be passed upon for the Company by Chris B. Walther, Esq., Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters or agents, as the case may be, by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Mr. Walther may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Walther. Fried, Frank, Harris, Shriver & Jacobson from time to time perform legal services for the Company.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon the authority of that firm as experts in auditing and accounting.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is an itemized statement of estimated expenses (other than underwriting discounts and commissions) to be incurred in connection with the sale of the Debt Securities and Warrants:

   Securities and Exchange Commission registration fee (actual)....... $172,415
   Printing and engraving expenses....................................  150,000
   Accounting fees and expenses.......................................   52,000
   Legal fees and expenses............................................   25,000
   Blue sky and legal investment fees and expenses....................   14,000
   Fees and expenses of Trustee.......................................  100,000
   Rating agency fees.................................................  270,000
   Miscellaneous......................................................   10,000
                                                                       --------
       Total.......................................................... $793,415
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 1701.13(E) of the Ohio Revised Code provides as follows:

    (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

    (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

      (a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

      (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

    (3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

    (4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

      (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

      (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

      (c) By the shareholders;

      (d) By the court of common pleas or the court in which such action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

    Any determination made by the disinterested directors under division
  (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

    (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or
  (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

      (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

      (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

    (b) Expenses, including attorney's fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

    (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

    (7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

    (8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or (7).

    (9) As used in this division, references to "corporation" include all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

  Section 1701.13 (F)(7) of the Ohio Revised Code provides as follows:

    (F) In carrying out the purposes stated in its articles and subject to limitations prescribed by law or in its articles, a corporation may:

    (7) Resist a change or potential change in control of the corporation if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in the best interests of the corporation:

      (a) Upon consideration of the interests of the corporation's shareholders and any of the matters set forth in division (E) of section 1701.59 of the Revised Code; or

      (b) Because the amount or nature of the indebtedness and other obligations to which the corporation or any successor or the property of either may become subject in connection with the change or potential change in control provides reasonable grounds to believe that, within a reasonable period of time, any of the following would apply:

        (i) The assets of the corporation or any successor would be or become less than its liabilities plus its stated capital, if any;

        (ii) The corporation or any successor would be or become insolvent;

        (iii) Any voluntary or involuntary proceeding under the federal bankruptcy laws concerning the corporation or any successor would be commenced by any person.

  Section 1701.59 of the Ohio Revised Code provides as follows:

    (A) Except where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors. For their own government, the directors may adopt bylaws that are not inconsistent with the articles or the regulations. The selection of a time frame for the achievement of corporate goals shall be the responsibility of the directors.

    (B) A director shall perform his duties as a director, including his duties as a member of any committee of the directors upon which he may serve, in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, that are prepared or presented by:

      (1) One or more directors, officers, or employees of the corporation who the director reasonably believes are reliable and competent in the matters prepared or presented;

      (2) Counsel, public accountants, or other persons as to matters that the director reasonably believes are within the person's professional or expert competence;

      (3) A committee of the directors upon which he does not serve, duly established in accordance with a provision of the articles or the regulations, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

    (C) For purposes of division (B) of this section:

      (1) A director shall not be found to have violated his duties under division (B) of this section unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances, in any action brought against a director, including actions involving or affecting any of the following:

        (a) A change or potential change in control of the corporation, including a determination to resist a change or potential change in control made pursuant to division (F)(7) of section 1701.13 of the Revised Code;

        (b) A termination or potential termination of his service to the corporation as a director;

        (c) His service in any other position or relationship with the corporation.

      (2) A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause reliance on information, opinions, reports, or statements that are prepared or presented by the persons described in divisions (B)(1) to
    (3) of this section to be unwarranted.

      (3) Nothing contained in this division limits relief available under section 1701.60 of the Revised Code.

    (D) A director shall be liable in damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation. Nothing contained in this division affects the liability of directors under section 1701.95 of the Revised Code or limits relief available under section 1701.60 of the Revised Code. This division does not apply if, and only to the extent that, at the time of a director's act or omission that is the subject of complaint, the articles or the regulations of the corporation state by specific reference to this division that the provisions of this division do not apply to the corporation.

    (E) For purposes of this section, a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation's shareholders and, in his discretion, may consider any of the following:

      (1) The interests of the corporation's employees, suppliers, creditors, and customers;

      (2) The economy of the state and nation;

      (3) Community and societal considerations;

      (4) The long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

    (F) Nothing contained in division (C) or (D) of this section affects the duties of either of the following:

      (1) A director who acts in any capacity other than his capacity as a director;

      (2) A director of a corporation that does not have issued and outstanding shares that are listed on a national securities exchange or are regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association, who votes for or assents to any action taken by the directors of the corporation that, in connection with a change in control of the corporation, directly results in the holder or holders of a majority of the outstanding shares of the corporation receiving a greater consideration for their shares than other shareholders.

  Section 1701.95 of the Ohio Revised Code provides as follows:

    (A)(1) In addition to any other liabilities imposed by law upon directors of a corporation and except as provided in division (B) of this section, directors shall be jointly and severally liable to the corporation as provided in division (A)(2) of this section if they vote for or assent to any of the following:

      (a) The payment of a dividend or distribution, the making of a distribution of assets to shareholders, or the purchase or redemption of the corporation's own shares, contrary in any such case to law or the articles;

      (b) A distribution of assets to shareholders during the winding up of the affairs of the corporation, on dissolution or otherwise, without the payment of all known obligations of the corporation, or without making adequate provision for their payment;

      (c) The making of a loan, other than in the usual course of business, to an officer, director, or shareholder of the corporation, other than in either of the following cases: (i) In the case of a savings and loan association or of a corporation engaged in banking or in the making of loans generally; (ii) At the time of the making of the loan, a majority of the disinterested directors of the corporation voted for the loan and, taking into account the terms and provisions of the loan and other relevant factors, determined that the making of the loan could reasonably be expected to benefit the corporation.

    (2)(a) In cases under division (A)(1)(a) of this section, directors shall be jointly and severally liable up to the amount of the dividend, distribution, or other payment, in excess of the amount that could have been paid or distributed without violation of law or the articles but not in excess of the amount that would inure to the benefit of the creditors of the corporation if it was insolvent at the time of the payment or distribution or there was reasonable ground to believe that by such action it would be rendered insolvent, plus the amount that was paid or distributed to holders of shares of any class in violation of the rights of holders of shares of any other class.

      (b) In cases under division (A)(1)(b) of this section, directors shall be jointly and severally liable to the extent that the obligations of the corporation that are not otherwise barred by statute are not paid, or for the payment of which adequate provision has not been made.

      (c) In cases under division (A)(1)(c) of this section, directors shall be jointly and severally liable for the amount of the loan with interest on it at the rate set forth in section 1343.03 of the Revised Code until the amount has been paid.

    (B)(1) A director is not liable under division (A)(1) (a) or (b) of this section if, in determining the amount available for any dividend, purchase, redemption, or distribution to shareholders, he in good faith relied on a financial statement of the corporation prepared by an officer or employee of the corporation in charge of its accounts or certified by a public accountant or firm of public accountants, or in good faith he considered the assets to be of their book value, or he followed what he believed to be sound accounting and business practice.

    (2) A director is not liable under division (A)(1)(c) of this section for making any loan to, or guaranteeing any loan to or other obligation of, an employee stock ownership plan, as defined in section 4975(e)(7) of the Internal Revenue Code.

    (C) A director who is present at a meeting of the directors or a committee of the directors at which action on any matter is authorized or taken and who has not voted for or against the action shall be presumed to have voted for the action unless his written dissent from the action is filed, either during the meeting or within a reasonable time after the adjournment of the meeting, with the person acting as secretary of the meeting or with the secretary of the corporation.

    (D) A shareholder who knowingly receives any dividend, distribution, or payment made contrary to law or the articles shall be liable to the corporation for the amount received by him that is in excess of the amount which could have been paid or distributed without violation of law or the articles.

    (E) A director against whom a claim is asserted under or pursuant to this section and who is held liable on the claim shall be entitled to contribution, on equitable principles, from other directors who also are liable. In addition, any director against whom a claim is asserted under or pursuant to this section or who is held liable shall have a right of contribution from the shareholders who knowingly received any dividend, distribution, or payment made contrary to law or the articles, and such shareholders as among themselves shall also be entitled to contribution in proportion to the amounts received by them respectively.

    (F) No action shall be brought by or on behalf of a corporation upon any cause of action arising under division (A)(1)(a) or (b) of this section at any time after two years from the day on which the violation occurs.

    (G) Nothing contained in this section shall preclude any creditor whose claim is unpaid from exercising such rights as he otherwise would have by law to enforce his claim against assets of the corporation paid or distributed to shareholders.

    (H) The failure of a corporation to observe corporate formalities relating to meetings of directors or shareholders in connection with the management of the corporation's affairs shall not be considered a factor tending to establish that the shareholders have personal liability for corporate obligations.

  Section 8 of Article III of the Company's Regulations provides as follows:

    Section 8. Indemnification of Directors and Officers. The Company shall indemnify each present and future Director and officer, his heirs, executors and administrators against all costs, expenses (including attorneys' fees), judgments, and liabilities, reasonably incurred by or imposed on him in connection with or arising out of any claim or any action, suit or proceeding, civil or criminal, in which he may be or become involved by reason of his being or having been a Director or officer of the Company, or of any of its subsidiary companies, or of any other company in which he served or serves as a Director or officer at the request of the Company, irrespective of whether or not he continues to be a Director or an officer at the time he incurs or becomes subjected to such costs, expenses (including attorneys' fees), judgments, and liabilities; but such indemnification shall not be operative with respect to any matter as to which in any such action, suit or proceeding he shall have been finally adjudged to have been derelict in the performance of his duties as such Director or officer. Such indemnification shall apply when the adjudication in such action, suit or proceeding is otherwise than on the merits and also shall apply when a settlement or compromise is effected, but in such cases indemnification shall be made only if the Board of Directors of the Company, acting at a meeting at which a majority of the quorum of the Board is unaffected by self interest, shall find that such Director or officer has not been derelict in the performance of his duty as such Director or officer with respect to the matter involved, and shall adopt a resolution to that effect and in cases of settlement or compromise shall also approve the same; in cases of settlement or compromise such indemnification shall not include reimbursement of any amounts which by the terms of the settlement or compromise are paid or payable to the Company itself by the Director or officer (or in the case of a Director or officer of a subsidiary or another company in which such Director or officer is serving at the request of the Company any amounts paid or payable by such Director or officer to such company). If the Board of Directors as herein provided refuses or fails to act or is unable to act due to the self interest of some or all of its members, the Company at its expense shall obtain the opinion of counsel and indemnification shall be had only if it is the opinion of such counsel that the Director or officer has not been derelict in the performance of his duties as such Director or officer with respect to the matter involved.

    The right of indemnification provided for in this section shall not be exclusive of other rights to which any Director or officer may be entitled as a matter of law and such rights, if any, shall also inure to the benefit of the heirs, executors or administrators of any such Director or officer.

  The Company's Directors, officers and certain other key employees of the Company are insured by directors and officers liability insurance policies. The Company pays the premiums for this insurance. The Company's basic directors and officers liability insurance provides coverage up to an annual aggregate liability limitation of $25,000,000, and this policy is specifically incorporated herein by reference to Exhibit (99-1) of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994. The Company has also contracted for excess directors and officers liability insurance coverage with an annual aggregate liability limitation of $75,000,000, and the relevant policies are specifically incorporated herein by reference to Exhibits (99-2) and (99-3) of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994.

  The Company's Directors, officers and certain other key employees of the Company are insured against liabilities arising under the Employee Retirement Income Security Act of 1974 and certain other liabilities by fiduciary responsibility insurance with an annual aggregate liability limitation of $30,000,000. This policy is specifically incorporated herein by reference to Exhibit (99-4) of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994.

  The form of Underwriting Agreement provides for indemnification of the Company and its Directors, officers and certain other persons under certain circumstances described therein by each underwriter participating in an offering of Debt Securities and Warrants.

ITEM 16. EXHIBITS.

 EXHIBIT NO.                              DESCRIPTION
 -----------                              -----------
      *(1)       --Form of Underwriting Agreement (including form of Delayed
                  Delivery Contract).
     **(4)(i)(a) --Indenture, dated as of September 28, 1992, between the Com-
                  pany and The First National Bank of Chicago, as Trustee.
     **(4)(i)(b) --Form of Debt Securities (included in Exhibit (4)(i)(a) at pages 15 through 21).
      *(4)(i)(c) --Form of Warrant Agreement (to purchase Debt Securities).
      *(4)(i)(d) --Form of Warrant Agreement.
      *(5)       --Opinion of Chris B. Walther, Esq., Counsel of the Company,
                  as to the legality of the Debt Securities and Warrants being registered.
   ***(12)       --Statement re Computation of Ratio of Earnings to Fixed
                  Charges.
      (23)(i)(a) --Consent of Deloitte & Touche LLP.
     *(23)(i)(b) --Consent of Chris B. Walther, Esq. is contained in his opin-
                  ion filed as Exhibit (5).

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
    *(25)    --Statement of Eligibility of The First National Bank of Chicago,
              as Trustee, on Form T-1.

- --------

   * Previously filed.

  ** Incorporated by reference to Registration Statement No. 33-43919 filed on
     November 13, 1991 as amended by Post-Effective Amendment No.1 filed on September 29, 1992.

 *** Incorporated by reference to Exhibit 12 to Annual Report on Form 10-K for the fiscal year ended June 30, 1994.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

    (b) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CINCINNATI, STATE OF OHIO, ON JANUARY 5, 1995.

                                          THE PROCTER & GAMBLE COMPANY

                                                    /s/ Edwin L. Artzt
                                          By___________________________________
                                              EDWIN L. ARTZT CHAIRMAN OF THE
                                                 BOARD AND CHIEF EXECUTIVE

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JANUARY 5, 1995.

              SIGNATURE                                   TITLE
              ---------                                   -----

         /s/ Edwin L. Artzt               Chairman of the Board and Chief
_____________________________________      Executive and Director (Principal
           EDWIN L. ARTZT                  Executive Officer)

         /s/ Erik G. Nelson               Senior Vice President (Principal
_____________________________________      Financial Officer)
           ERIK G. NELSON

       /s/ Edwin H. Eaton, Jr.            Vice President and Comptroller
_____________________________________      (Principal Accounting Officer)
         EDWIN H. EATON, JR.

        /s/ David M. Abshire              Director
_____________________________________
          DAVID M. ABSHIRE

       /s/ Norman R. Augustine            Director
_____________________________________
         NORMAN R. AUGUSTINE

         /s/ Donald R. Beall              Director
_____________________________________
           DONALD R. BEALL

        /s/ Gordon F. Brunner             Director
_____________________________________
          GORDON F. BRUNNER

        /s/ Richard B. Cheney             Director
_____________________________________
          RICHARD B. CHENEY

         /s/ Harald Einsmann              Director
_____________________________________
           HARALD EINSMANN

             SIGNATURE                                   TITLE

                 *                       Director
____________________________________
         RICHARD J. FERRIS

        /s/ Joseph T. Gorman             Director
____________________________________
          JOSEPH T. GORMAN


         /s/ Durk I. Jager               Director
____________________________________
           DURK I. JAGER

        /s/ Jerry R. Junkins             Director
____________________________________
          JERRY R. JUNKINS

        /s/ Joshua Lederberg             Director
____________________________________
          JOSHUA LEDERBERG


         /s/ Charles R. Lee              Director
____________________________________
           CHARLES R. LEE



               *                         Director
____________________________________
           LYNN M. MARTIN

         /s/ John E. Pepper              Director
____________________________________
           JOHN E. PEPPER

         /s/ John G. Smale               Director
____________________________________
           JOHN G. SMALE

        /s/ Robert D. Storey             Director
____________________________________
          ROBERT D. STOREY

      /s/ Marina v.N. Whitman            Director
____________________________________
        MARINA V. N. WHITMAN

                                 EXHIBIT INDEX

 EXHIBIT NO.                                                           PAGE NO.
 -----------                                                           --------
      *(1)       --Form of Underwriting Agreement (including form of
                  Delayed Delivery Contract).
     **(4)(i)(a) --Indenture, dated as of September 28, 1992, be-
                  tween the Company and The First National Bank of
                  Chicago, as Trustee.
     **(4)(i)(b) --Form of Debt Securities (included in Exhibit
                  (4)(i)(a) at pages 15 through 21).
      *(4)(i)(c) --Form of Warrant Agreement (to purchase Debt Secu-
                  rities).
      *(4)(i)(d) --Form of Warrant Agreement.
      *(5)       --Opinion of Chris B. Walther, Esq., Counsel of the
                  Company, as to the legality of the Debt Securities
                  and Warrants being registered.
   ***(12)       --Statement re Computation of Ratio of Earnings to
                  Fixed Charges.
      (23)(i)(a) --Consent of Deloitte & Touche LLP.
     *(23)(i)(b) --Consent of Chris B. Walther, Esq. is contained in his opinion filed as Exhibit (5).
     *(25)       --Statement of Eligibility of The First National
                  Bank of Chicago, as Trustee, on Form T-1.

- --------

  * Previously filed.

 ** Incorporated by reference to Registration Statement No. 33-43919 filed on
    November 13, 1991 as amended by Post-Effective Amendment No. 1 filed on September 29, 1992.

*** Incorporated by reference to Exhibit 12 to Annual Report on Form 10-K for the fiscal year ended June 30, 1994.